Starfield Resources Inc.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual and Special Meeting (the “Meeting”) of the shareholders (“Shareholders”) of Starfield Resources Inc. (the “Corporation”) will be held on July 28, 2006 at the offices of Computershare Investor Services Canada, Suite 600 - 530-8th Avenue SW, 6th floor, Calgary, Alberta, at 11:00 a.m. (local time in Calgary, Alberta) for the following purposes:

1.	to receive and consider the consolidated financial statements of the Corporation for the financial year ended February 28, 2006, together with the auditor’s report thereon;

2.	to fix the number of Directors of the Corporation at six;

3.	to elect the Board of Directors of the Corporation for the ensuing year;

4.	to appoint Davidson & Company LLP, Chartered Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

5.	to consider, and if deemed appropriate, approve the Amended and Restated Incentive Stock Option Plan for the Corporation;

6.

to consider, and if deemed appropriate, approve with or without amendment, a special resolution approving the continuation of the Corporation from Alberta to British Columbia and the adoption of BC Articles; and

7.	to transact such further or other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice is a Management Proxy Circular, form of Proxy and the Audited Financial Statements and Management’s Discussion and Analysis for the year ended February 28, 2006.

TAKE NOTICE THAT pursuant to the Business Corporations Act (Alberta) (the "ABCA"), you may at or prior to the meeting at which the special resolution for continuation of the Corporation from the Province of Alberta to the Province of British Columbia pursuant to Section 189 of the ABCA is to be passed, give to the Corporation a notice of dissent by registered mail addressed to the Corporation at its office located at Suite 420 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6, Attention: President, with respect to the said special resolution for continuation. As a result of giving a notice of dissent, you may, on receiving from the Corporation a notice of intention to act under section 191 of the ABCA, require the Corporation to purchase all your shares in respect of which the notice of dissent was given. If the Corporation does not proceed with the proposed continuation, it will not be obliged to purchase any shares in respect of which a notice of dissent has been given. Dissenting shareholders should note that the exercise of dissent rights can be a complex, time-sensitive and expensive procedure and may result in the Corporation abandoning the continuance. Dissenting shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the proposed continuation.

If you are a registered Shareholder of the Corporation and are unable to attend the Meeting in person, please date, sign and return the accompanying Instrument of Proxy and deposit it at the offices of Computershare Investor Services Canada., via fax at (403) 267-6529, or via mail as follows: Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the day of the Meeting, or any adjournment of the Meeting. A person appointed as proxy need not be a Shareholder of the Corporation.

If you are a non-registered Shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the intermediary. If you are a non-registered Shareholder and you fail to follow these instructions, your shares may not be eligible to be voted at the Meeting, either in person or by proxy.

Only holders of Common shares of record as of the close of business on June 23, 2006 are entitled to receive notice of the Meeting.

DATED at Vancouver, British Columbia this 23th day of June, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed)

GLEN INDRA, President, Chief Executive Officer and Director